UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 28, 2022

YUMANITY THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37695	20-8436652
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 Guest Street, Suite 4410 Boston, MA	02135
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 617-409-5300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	YMTX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on June 5, 2022, Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”) (such transaction, the “Asset Sale”). Concurrently with the execution of the Asset Purchase Agreement, on June 5, 2022, Yumanity entered into an Agreement and Plan of Merger with Kineta, Inc., a Washington corporation (“Kineta”), and Yacht Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Yumanity (such transaction, the “Merger”).

On November 28, 2022, Yumanity will send a letter to certain Yumanity stockholders urging them to vote their shares in support of the proposals set forth in the final proxy statement relating to the Asset Sale and the Merger. A copy of the letter is attached hereto as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Information and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 3, 2022, Amendment No. 2 to the Initial Registration Statement filed with the SEC on October 24, 2022 and Amendment No. 3 to the Initial Registration Statement filed with the SEC on November 4, 2022 (together with the Initial Registration Statement, the “Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has been declared effective by the SEC on November 10, 2022. Yumanity subsequently filed the definitive proxy statement/prospectus (the “Proxy Statement”) on November 10, 2022, which has been mailed to stockholders of record as of the close of business on November 4, 2022. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they contain important information about Yumanity, Kineta and the proposed transactions. This communication is not a substitute for the Registration Statement, the Proxy Statement or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the Proxy Statement and will be set forth in any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibits furnished herewith contain forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as “aims,” “anticipates,” “believes,” “could,” “designed to,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom;

(xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s most recent Annual or Quarterly Report filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the Proxy Statement. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

99.1	Letter to stockholders of Yumanity Therapeutics, Inc., dated November 28, 2022.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Yumanity Therapeutics, Inc.

Date: November 28, 2022	By:	/s/ Richard Peters
Richard Peters
President and Chief Executive Officer

Exhibit 99.1

November 28, 2022

Dear Stockholder:

We recently delivered to you a proxy statement for Yumanity Therapeutics, Inc. (“Yumanity”)(Nasdaq: YMTX) requesting your approval (among other matters):

•	of the sale to Janssen Pharmaceutica NV (“Janssen”) of all rights to Yumanity’s clinical-stage and unpartnered preclinical and discovery-stage candidates for $26 million in cash; and

•	to issue shares to Kineta, Inc. (“Kineta”) securityholders in order to effect a merger with Kineta.

Yumanity plans to distribute the cash from the asset sale to stockholders via a one-time dividend, net of amounts retained for outstanding obligations and net cash requirements of the proposed merger with Kineta. The distribution of the cash dividend will be conditioned on completing both the asset sale to Janssen and the merger with Kineta.

As of the date of this letter your shares of Yumanity remain unvoted. We urge your support for all the proposals to be voted upon at the special meeting of stockholders to be held December 13, 2022. Yumanity’s board of directors unanimously recommends stockholders vote “FOR” each of the proposals being submitted to a vote at the Yumanity special meeting of stockholders.

Please Vote Your Yumanity Shares Today!

Regardless of the number of shares you own, your vote is very important. In order to distribute the cash dividend, both the asset sale to Janssen and the merger with Kineta must be approved by stockholders. The approval of the asset sale requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Yumanity common stock entitled to vote on the proposal. Failure to vote or a vote to abstain will have the same effect as a vote against the asset sale.

There are three ways to vote your shares of Yumanity without attending the special meeting and which only take a few moments:

•	By Internet – Stockholders can submit their vote via internet at www.proxyvote.com; please have the control number located on the enclosed vote instruction form available;

•

By Telephone – Stockholders in the United States can submit their vote by calling the toll-free number indicated on the enclosed vote instruction form; please have your control number located on the enclosed vote instruction form available when calling; or

•	By Mail – Stockholders can vote by mail by signing, dating and returning the enclosed vote instruction form in the postage-paid envelope provided.

To be valid, your vote by telephone or internet must be received by 11:59 p.m. (Eastern Time) on December 12, 2022, the day preceding the special meeting of stockholders. If you need assistance in voting your shares or have questions regarding the special meeting, please contact Yumanity’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or email at proxy@mackenziepartners.com.

We thank you for your continued support of Yumanity.

Sincerely,

Yumanity Therapeutics, Inc.

40 Guest Street, Suite 4410 | Boston, MA 02135 | 617. 409.5300 | yumanity.com

If you have questions or need assistance in voting your shares, please contact:

1407 Broadway, 27th Floor

New York, New York 10018

(212) 929-5500 or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

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